Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 19 June 2006

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Hanns-Christian Paul

Kay Amelungse

Enclosures

(1) 16 June 2006 Disclosure pursuant to sec. 25 par. 1 of the German Securities Trading Act (WpHG) – The Capital Group Companies

(2) 13 June 2006 Ad-hoc-announcement: Acquisition of international business of Allgemeine Hypothekenbank Rheinboden AG

(3) 13 June 2006 Disclosure pursuant to sec. 25 par. 1 of the German Securities Trading Act (WpHG) – The Capital Group Companies

(4) 12 June 2006 Press release: Hypo Real Estate Bank International: Successful completion of a € 100 million financing to Dawnay, Day Carpathian PLC for the acquisition of

6/22

a mixed use property in Warsaw, Poland

(5) 12 June 2006	Press release: Hypo Real Estate Bank International: Successful completion of a CHF 27.7 million acquisition financing to special purpose vehicles ("SPV's") owned by Apollo European Real Estate Fund, REIT Asset Management Europe and REPI-SA, for the purchase of four mixed use properties in
(6) 12 June 2006	Press release: Hypo Real Estate Bank International: Successful completion of € 33 million financing to Société de la Tour Eiffel for acquisition of a portfolio of five clinics



16.06.2006 - Disclosure pursuant to sec. 25 par. 1 of the German Securities Trading Act (WpHG) – The Capital Group Companies

WKN: 802770 ISIN: DE0008027707

On 13 June 2006 The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA-90071, USA, notified Hypo Real Estate Holding AG pursuant to sec. 21 par. 1 WpHG that their share in voting rights in Hypo Real Estate Holding AG has fallen below the threshold of 10 % on 06 June 2006. Its share of voting rights now amounts to 9.993 % (corresponding to 13,398,462 votes). All of the aforementioned voting rights are ascribed to it in accordance with sec. 22 par. 1 sent. 1 no. 6 in connection with Sent. 2 and 3 WpHG.

On 13 June 2006 The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA-90071, USA, notified Hypo Real Estate Holding AG pursuant to sec. 21 par. 1 WpHG that their share in voting rights in Hypo Real Estate Holding AG has exceeded the threshold of 10 % on 08 June 2006. Its share of voting rights now amounts to 10.104 % (corresponding to 13,546.599 votes). All of the aforementioned voting rights are ascribed to it in accordance with sec. 22 par. 1 sent. 1 no. 6 in connection with Sent. 2 and 3 WpHG.

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate Group: Acquisition of international business of Allgemeine Hypothekenbank Rheinboden AG

Munich, 13.06.2006: Hypo Real Estate Bank International AG – a subsidiary of Hypo Real Estate Holding AG – has acquired the international business of Allgemeine Hypothekenbank Rheinboden AG ("AHBR"). The acquisition includes the purchase of the performing European commercial real estate loan portfolio of AHBR which comprises 140 individual loan exposures with an aggregate volume of approximately EUR 3.5 bn (commitments) as well as the transfer of 36 employees relating to the business.

The transaction is expected to be completed in July 2006. It is subject to approval by the Bundeskartellamt (German competition authority)


Hypo Real Estate
HOLDING

13.06.2006 - Disclosure pursuant to sec. 25 par. 1 of the German Securities Trading Act (WpHG) – The Capital Group Companies

On 08 June 2006 The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA-90071, USA, notified Hypo Real Estate Holding AG pursuant to sec. 21 par. 1 WpHG that their share in voting rights in Hypo Real Estate Holding AG has exceeded the threshold of 10 % on 01 June 2006. Its share of voting rights now amounts to 10.002 % (corresponding to 13,409,362 votes). All of the aforementioned voting rights are ascribed to it in accordance with sec. 22 par. 1 sent. 1 no. 6 in connection with Sent. 2 and 3 WpHG.

Hypo Real Estate Holding AG
Management Board

Press release

Hypo Real Estate Bank International: Successful completion of a € 100 million financing to Dawnay, Day Carpathian PLC for the acquisition of a mixed use property in Warsaw, Poland

Warsaw/Stuttgart/Munich, 12 June 2006: Hypo Real Estate Bank International announces that it has provided € 100 million of financing to Dawnay, Day Carpathian PLC for the acquisition of the Promenada Shopping and Business Centre in Warsaw, Poland, together with a further committed facility for the projected extension and development of the centre. The transaction closed on 31st May 2006.

The property is located within the Praga Poludnia district of Warsaw on the eastern side of the River Vistula. It comprises a shopping centre with approximately 38,500 sq m rentable area, and a self-contained office building with approximately 11,500 sq m rentable area. A further extension of both retail and office, with approximately 7,300 sq m rentable area is planned for 2007/2008.

Commenting, Harin Thaker, CEO - Europe, said: "This deal continues Hypo Real Estate Bank International's successful relationship with Dawnay, Day Carpathian PLC, which I hope to continue into the future."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Dawnay Day Carpathian

Dawnay, Day Carpathian was incorporated in mid-2005 for the purpose of investing in the retail property market in Central and Eastern Europe and is listed on the AIM market of London Stock Exchange plc. Countries benefiting from the latest round of EU accession on 1 May 2004 will be targeted in particular. Other countries will also be carefully reviewed for investment opportunities, particularly where accession to the EU may be possible in the foreseeable future. Target countries therefore include the Baltic States, the Czech Republic, Hungary, Bulgaria, Poland, Romania and Slovakia.

Press release

Hypo Real Estate Bank International: Successful completion of a CHF 27.7 million acquisition financing to special purpose vehicles ("SPV's") owned by Apollo European Real Estate Fund, REIT Asset Management Europe and REPI-SA, for the purchase of four mixed use properties in Switzerland

***Geneva*/Stuttgart/Munich, 12 June 2006:** Hypo Real Estate Bank International announces that it has provided a total of CHF 27.7 million of financing for the acquisition of four mixed use properties in Yverdon-les-Bains (VD), Monthey (VS) and Puidoux (VD), Switzerland. The financing has been split between the SPV's that have been set up to purchase the buildings and will be provided in two tranches. The first tranche of the financing was provided on 27 April 2006 and the second is expected to be provided within the next few weeks.

The properties are made up of offices, workshops and production facilities and are let on a long term basis to Philip Morris, 4M Technologies SA and CIPAG SA. The purchasers were advised by SPG Intercity Geneva.

Commenting, Harin Thaker, CEO - Europe, said: "This deal, our second in Switzerland in recent weeks, reaffirms our capabilities in this market, and I hope to continue with further deals here in the future."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Apollo Real Estate

Apollo Real Estate, a leading private real estate investor, was founded by William Mack in 1993 and has invested over $4.7 billion in more than 200 transactions with an aggregate value in excess of $20 billion.

REIT Asset Management

REIT Asset Management is a specialist investment finance and asset management partnership with a portfolio with a value of around EUR 4 billion and offices in London, Mumbai, Munich, Tel Aviv and Stockholm.

REPI-SA

REPI, Real Estate Participations & Investments SA is a Swiss private investment company.

SPG Intercity Geneva

SPG Intercity Geneva is a specialist in commercial property search and consultancy which offers services ranging from the strategic analysis of real estate portfolios to assistance in negotiating leases and sales or purchase contracts.

Press release

Hypo Real Estate Bank International: Successful completion of € 33 million financing to Société de la Tour Eiffel for acquisition of a portfolio of five clinics

Paris/Stuttgart/Munich, 12 June 2006: Hypo Real Estate Bank International announces today that it has arranged a € 33 million facility for Société de la Tour Eiffel. The facility will be used to finance the acquisition of a portfolio of five clinics managed by Medica. The transaction closed on 2nd June 2006.

The Medica portfolio comprises five clinics located in Marseille (13), Lyon (69), Bourg en Bresse (01), Cogolin (83) and La Crau (83), totalling 300 beds and 16 611 sq m.

Commenting, Harin Thaker, CEO – Europe, said: "This transaction demonstrates how Hypo Real Estate Bank International can help clients to expand their investment horizon and diversify into new asset types."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group
The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Société de la Tour Eiffel

Since its « renaissance » and the adoption of the SIIC status in 2004, the Société de la Tour Eiffel positions itself as a "new generation" player in the commercial real estate investment market. After only two years, Société de la Tour Eiffel already boasts a € 413 million portfolio, producing an estimated rental income of € 26 million for 2005. The Société de la Tour Eiffel has become a reference in the listed property sector and seeks to achieve a € 1 billion portfolio to provide a valid investment product for its shareholders.